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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 COMMISSION FILE NUMBER:  0-4465

    (Check One): |_| Form 10-K   |_| Form 11-K  |_| Form 20-F    |X| Form 10-QSB
|_| Form N-SAR

      For Period Ended:        MAY 31, 2002
                        --------------------------------------------------------

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K

      For the Transition Period Ended:
                                      ------------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant eLEC COMMUNICATIONS CORP.
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Former name if applicable

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Address of principal executive office (Street and number)

                                      543 Main Street
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City, state and zip code          New Rochelle, New York 10801
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PART II

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

      |X|         (a)   The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without unreasonable effort or expense;

      |X|         (b)   The subject quarterly report on Form 10-QSB will be
                        filed on or before the fifth calendar day following the prescribed due date;

      |_|         (c)   The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.


PART III

      State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

            The preparation of the our Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2002 was delayed due to our inability to obtain from third parties certain information necessary for us to complete our financial reporting. We are engaged in discussions concerning material transactions that have not been completed.

            As a result of the foregoing, our Quarterly Report on Form 10-QSB for the quarter ended May 31, 2002 has not been completed. We anticipate filing our Form 10-QSB for such period within the extension period provided under Rule 12b-25.


PART IV

      (1) Name and telephone number of person to contact in regard to this notification.

                 Eric M. Hellige                      (212) 421-4100
            ---------------------------------------------------------------


      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                  Yes |X|                 No |_|


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      (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Yes |X|                 No |_|




Our net revenues for the three-month period ending May 31, 2002 decreased by approximately $1,384,000, or approximately 27%, to approximately $3,701,000 as compared to approximately $5,085,000 reported for the three-month period ending May 31, 2001. Our lack of working capital has hindered our ability to spend the marketing dollars needed to obtain new customers to replace the customers that we have lost.

Our gross profit for the three-month period ending May 31, 2002 decreased by approximately $706,000 to approximately $1,246,000 from approximately $1,952,000 reported in the three-month period ending May 31, 2001. Selling general and administrative expenses decreased by approximately $894,000, or approximately 26%, to approximately $2,527,000 for the three-month period ending May 31, 2002 from approximately $3,421,000 reported in the corresponding prior fiscal period. This decrease in expense was directly related to our efforts, started in the second half of fiscal 2001, to implement various cost-cutting measures, which included, among other things, a reduction in staffing of our telemarketing division and reduced spending on our marketing efforts.

The net loss for the three month period ending May 31, 2002 decreased by approximately $687,000 to approximately ($924,000) from approximately ($1,611,000) reported in the three-month period ending May 31, 2002.

The foregoing preliminary results of operations are subject to adjustment based upon the completion of negotiations with third parties.











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      eLEC COMMUNICATIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  July 16, 2002                   By:  /s/ Paul H. Riss
                                          --------------------------------------
                                          Name:  Paul H. Riss
                                          Title: Chief Executive Officer























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